SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Aevi Genomic Medicine, Inc.

 (Name of Issuer)

Common Stock, par value $0.0001

 (Title of Class of Securities)

00835P105

(CUSIP Number)

Jeffrey Kahn

 Executive Vice President and General Counsel

The Children’s Hospital of Philadelphia Foundation

 3401 Civic Center Boulevard, Philadelphia, PA 19104

267-426-6148

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00835P105	13D	Page 1 of 5 Pages
1.	Name of Reporting Persons The Children’s Hospital of Philadelphia Foundation
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,146,403
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 46,146,403
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,146,403
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 47.5%
14.	Type of Reporting Person (see instructions) CO

CUSIP No. 00835P105	13D	Page 2 of 5 Pages

This Amendment No. 4 amends and supplements the Schedule 13D originally filed by The Children’s Hospital of Philadelphia Foundation (“CHOP”) on October 17, 2017, Amendment No. 1 thereto filed by CHOP on August 17, 2018 , Amendment No. 2 thereto filed by CHOP on March 29, 2019 and Amendment No. 3 thereto filed by CHOP on October 22, 2019.

Item 4. Purpose of Transaction.

Item 4 is amended and restated follows:

On each of October 17, 2017 and August 15, 2018, CHOP acquired shares of Common Stock for investment purposes through a private investment in public equity (“PIPE”) transaction and under the Issuer’s “at the market” program, respectively. In connection with the PIPE investment, CHOP nominated Matthew D. Bayley as a director to the Issuer’s board of directors pursuant to Section 4.17 of the Securities Purchase Agreement, dated August 9, 2017 (the form of which was filed by the Issuer on Exhibit 10.1 to its Current Report on Form 8-K on August 11, 2017), which nominee was appointed to the Issuer’s board of directors in December 2017 and continues to serve thereon. Mr. Bayley has been awarded options to acquire an aggregate of 90,000 shares of Common Stock, which he holds for the benefit of CHOP; options to acquire 76,667 of such shares are exercisable within 60 days of the date of this report.

On November 18, 2019, The Children’s Hospital of Philadelphia and a subsidiary of the Issuer amended the Sponsored Research Agreement, dated November 12, 2014, as amended to date (the “SRA”), between them pursuant to which The Children’s Hospital of Philadelphia agreed to cancel one monthly payment that would have otherwise accrued from such subsidiary to The Children’s Hospital of Philadelphia aggregating $0.4 million in respect of an increase in the balance of the convertible secured note (the “note”) in the same principal amount, which note was originally issued by the Issuer to The Children’s Hospital of Philadelphia on March 29, 2019 and that, as amended on November 18, 2019, matures on the earlier of (x) December 15, 2019 and (y) the date the Company completes certain events (such earlier date, the "Maturity Date"); provided, however that if by December 15, 2019, the Issuer has executed a definitive agreement related to certain events, then the Maturity Date will automatically extend to February 15, 2020 (the "Extended Maturity Date"). If the maturity date of the note is extended to the Extended Maturity Date, the principal balance of the note will increase by up to an additional $0.8 million. The note is payable, at the option of The Children’s Hospital of Philadelphia, in cash and/or shares of Common Stock, valued at the closing price of Common Stock on the Maturity Date or Extended Maturity Date, as the case may be (or an earlier repayment date, if applicable); however, if The Children’s Hospital of Philadelphia elects for the note to be converted into Common Stock on such date, and such election would cause The Children’s Hospital of Philadelphia to beneficially own in excess of 47.5% of the then actual outstanding shares of Common Stock in the aggregate, then The Children’s Hospital of Philadelphia would receive Common Stock such that it would beneficially own in the aggregate 47.5% of the then outstanding shares of Common Stock and the balance of the note would be paid to The Children’s Hospital of Philadelphia in cash. Upon the occurrence of certain events, the note will automatically convert into shares of the Issuer’s common stock equal to one-third of the Issuer’s common stock outstanding on a fully diluted basis immediately prior thereto.

CUSIP No. 00835P105	13D	Page 3 of 5 Pages

CHOP reserves the right to acquire, or dispose of, Common Stock and other securities of the Issuer or engage in hedging transactions to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors, including through The Children’s Hospital of Philadelphia pursuant to the conversion of the note and/or the right of first refusal described in this Item 4 or otherwise. CHOP intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including without limitation, the Issuer’s financial position, its execution and ability to execute its research and development strategy, the price level of shares of Common Stock, the Issuer’s compliance with agreements between it and CHOP and/or The Children’s Hospital of Philadelphia, conditions in the securities markets and general economic and industry conditions, CHOP may take actions in the future with respect to its investments in the Issuer (including those made through and The Children’s Hospital of Philadelphia), including changing its intentions with respect to any and all matters referred to in subparagraph (a) through (j) of this Item 4. These actions may include some or all of the following actions. The Children’s Hospital of Philadelphia may elect conversion of the note into Common Stock and/or exercise the right of first refusal to participate in an equity financing described in this Item 4, or may seek the wind-down of the Issuer if the Issuer should fail to repay the note when due. CHOP and The Children’s Hospital of Philadelphia may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by CHOP and/or The Children’s Hospital of Philadelphia or others of shares of the Issuer’s Common Stock held by such stockholders. CHOP and The Children’s Hospital of Philadelphia may seek information from the Issuer’s management and board of directors, and may engage in further discussions with the Issuer’s management, board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, governance (including board structure), management, strategy, capitalization, capital allocation, ownership structure (including the sale of the Issuer in whole or in parts), and/or future plans of the Issuer. In addition, CHOP and The Children’s Hospital of Philadelphia may seek information from management and the Issuer’s board of directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties in connection with the proposal of one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

Except as set forth above, CHOP does not have any present plans which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer’s business or corporate structure;
(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	any action similar to any of those enumerated above.

CUSIP No. 00835P105	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a)	CHOP is the beneficial owner of 21,311,586 shares of Common Stock, consisting of 18,487,369 shares of Common Stock, and 2,824,217 shares of Common Stock issuable upon the exercise of a warrant held by CHOP. CHOP’s board of trustees has voting and investment power of the Securities. On March 29, 2019, the Issuer issued to The Children’s Hospital of Philadelphia a convertible secured note that, as amended to date, has a principal amount of $4.4 million (which may increase to up to $5.2 million if the maturity date is extended to the Extended Maturity Date) and matures on the Maturity Date or Extended Maturity Date, as applicable, and which is payable, at The Children’s Hospital of Philadelphia’s option, in cash and/or shares of Common Stock, which will be valued at the closing price of Common Stock on the Maturity Date or Extended Maturity Date, as applicable (or any earlier repayment date, if applicable); however, if The Children’s Hospital of Philadelphia elects for the note to be converted into Common Stock at its maturity date (or any earlier repayment date, if applicable), and such election would cause The Children’s Hospital of Philadelphia to beneficially own in excess of 47.5% of the then actual outstanding shares of Common Stock in the aggregate, then The Children’s Hospital of Philadelphia would receive Common Stock such that it would beneficially own in the aggregate 47.5% of the then outstanding actual shares of Common Stock and the balance of the note would be paid to The Children’s Hospital of Philadelphia in cash. Upon the occurrence of certain events, the note will automatically convert into shares of the Issuer’s common stock equal to one-third of the Issuer’s common stock outstanding on a fully diluted basis immediately prior thereto. No member of CHOP’s board of trustees may act individually to vote or sell Securities held by CHOP; therefore, no individual board is deemed to beneficially own, within the meaning of Rule 13d-3, any Securities held by CHOP solely by virtue of the fact that he or she is a member of the board of trustees.

The address of CHOP is 3401 Street & Civic Center Boulevard, Philadelphia, PA 19104.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by CHOP is set forth on Line 13 of the cover sheet to this schedule. Such percentage was calculated to give effect to the conversion of the note upon maturity on December 15, 2019, subject to the 47.5% fully-diluted ownership cap, based on the 64,766,882 shares of Common Stock reported as outstanding as of November 11, 2019 on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, as filed with the Securities and Exchange Commission on November 14, 2019, together with the 24,834,817 shares of Common Stock issuable upon conversion of the note on such date that would result in CHOP owning 47.5% of the Issuer’s common stock on a fully-diluted basis.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of the cover sheet;
(ii)	shared power to vote or to direct the vote: See line 8 of the cover sheet;
(iii)	sole power to dispose or to direct the disposition: See line 9 of the cover sheet; and
(iv)	shared power to dispose or to direct the disposition: See line 10 of the cover sheet.
(c)	Except as set forth in Item 3 above, CHOP has not effected any transaction in the Common Stock during the last 60 days.
(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, equity securities of the Issuer beneficially owned by CHOP.
(e)	Not applicable

CUSIP No. 00835P105	13D	Page 5 of 5 Pages

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2019
Date

THE CHILDREN’S HOSPITAL OF PHILADELPHIA FOUNDATION

By:	/s/ Thomas J. Todorow
Name: Thomas J. Todorow
Title: Chief Financial Officer